Exhibit 99.1

PRESS RELEASE
NYSE : GOLD TSX : ABX

Barrick Announces Dividend for Q2 2019

All amounts expressed in U.S. dollars

TORONTO, August 12, 2019 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) today announced that its Board of Directors has declared a dividend for the second quarter of 2019 of $0.04 per share, payable on September 16, 2019 to shareholders of record at the close of business on August 30, 2019.1

Chief Financial Officer Graham Shuttleworth said our business continues to perform well and the dividend reflects the strength and stability of our cashflows and is consistent with our stated financial and operating objectives.

Barrick also announced the elimination of the discount under its dividend reinvestment plan (the “Plan”), effective August 12, 2019. Accordingly, the dividend payable on September 16, 2019 to shareholders of record at the close of business on August 30, 2019 will not be eligible to be reinvested at a discount under the Plan. During the period in which no discount applies under the Plan, participants may still reinvest their cash dividends into additional common shares issued from treasury at the Average Market Price (as defined in the Plan). A copy of the Amended and Restated Plan is available on Barrick’s website at www.barrick.com.

Enquiries:

Mark Bristow President and Chief Executive Officer +1 647 205 7694 +44 788 071 1386	Graham Shuttleworth Senior Executive Vice-President and Chief Financial Officer +1 647 262 2095 +44 779 771 1338 +44 1534 735 333	Kathy du Plessis Investor and Media Relations +44 20 7557 7738 Email: barrick@dpapr.com

Website: www.barrick.com

[1]

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.